Exhibit 12

HONEYWELL INTERNATIONAL INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Three Months Ended March 31, 2008
(Dollars in millions)

Determination of Earnings:
Income before taxes	$875
Add (Deduct):
Amortization of capitalized interest	6
Fixed charges	137
Equity income, net of distributions	(16)

Total earnings, as defined	$1,002

Fixed Charges:
Rents(a)	$22
Interest and other financial charges	115

137
Capitalized interest	6

Total fixed charges	$143

Ratio of earnings to fixed charges	7.01

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.